Exhibit 99.1

China Jo-Jo Drugstores Reports First Half of Fiscal Year 2022 Financial Results

HANGZHOU, China, January 21, 2022 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (NASDAQ: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products, and healthcare provider in China, today announced its financial results for the first half of fiscal year 2022 ended September 30, 2021.

Mr. Lei Liu, Chairman and CEO of Jo-Jo Drugstores, commented, “We are pleased to have delivered a solid performance during the first half of fiscal year 2022 as we navigate through a challenging operating environment affected by multiple COVID-19 surges. We achieved record revenue of $78.48 million, up 26.8% from the same period of last year, and narrowed down 86% of net loss compared to the same period of last year. Revenue from online pharmacy and wholesale segments increased by 33.5% and 63.6%, respectively, which reflects the efforts of our team as we continue to expand our business. Our strong financial performance once again demonstrates the continuing momentum across the Company as the market recognizing the quality of our products and the brand awareness of Jo-Jo Drugstores. Our unrivaled quality management, reliable supply chains, extensive distribution network and industry-leading talent team are the reasons of the results.”

Mr. Liu continued, “ESG, standing for ‘Environment, Society and Governance’, is embedded in our core value and we are committed to improving the community we serve and protecting the lives of our employees and customers. We received 2021 China ESG Golden Awards, a Sustainability Award from Sina Finance, which recognizes our meaningful progress in delivering social and environmental benefits. The project “Healthy China 2030” will enhance the reformation and innovation in the healthcare industry. To seize this opportunity, we will continue focusing on providing excellent in-store services, accelerating digital transformation and upgrading our business model. We believe that our capability, operational performance and diversified distribution channels will enable us to generate additional revenue and create greater value for our shareholders in the long term.”

First Six Months of Fiscal Year 2022 Financial Highlights

	For the Six Months Ended September 30,
($ millions, except per share data)	2021	2020	% Change
Revenue	78.48	61.90	26.8%
Retail drugstores	40.42	36.74	10.0%
Online pharmacy	13.70	10.26	33.5%
Wholesale	24.36	14.90	63.6%
Gross profit	15.40	14.99	2.7%
Gross margin	19.6%	24.2%	-4.6 pp *
Loss from operations	(0.49)	(1.94)	74.6%
Net loss	(0.27)	(1.92)	86.0%
Loss per share	(0.01)	(0.05)	80.0%

*	Notes: pp represents percentage points

●	Revenue increased by 26.8% to $78.48 million for the six months ended September 30, 2021 from $61.90 million for the same period of last year.
●	Gross profit increased by 2.7% to $15.40 million for the six months ended September 30, 2021 from $14.99 million for the same period of last year.
●	Gross margin decreased by 4.6 percentage points to 19.6% for the six months ended September 30, 2021 from 24.2% for the same period of last year.
●	Net loss was $0.27 million, or $0.01 per basic and diluted share, for the six months ended September 30, 2021, compared to net loss of $1.92 million, or $0.05 per basic and diluted share, for the same period of last year.

First Six Months of Fiscal Year 2022 Financial Results

Revenue

Revenue for the six months ended September 30, 2021 increased by $16.58 million, or 26.8%, to $78.48 million from $61.90 million for the same period of last year. The increase in revenue was primarily due to the growth in online pharmacy and wholesale business.

	For the Six Months Ended September 30,
	2021			2020
($ millions)	Revenue	Cost of Goods	Gross Margin	Revenue	Cost of Goods	Gross Margin
Retail drugstores	40.42	28.90	28.5%	36.74	24.73	32.7%
Online pharmacy	13.70	12.29	10.3%	10.26	8.97	12.5%
Wholesale	24.36	21.90	10.1%	14.90	13.20	11.4%
Total	78.48	63.09	19.6%	61.90	46.90	24.2%

Revenue from the retail drugstores business increased by $3.68 million, or 10.0%, to $40.42 million for the six months ended September 30, 2021 from $36.74 million for the same period of last year. After excluding the impact of exchange rate fluctuation, the actual retail drugstores sales increased by 2.0%. The actual increase in retail drugstore sales was primarily due to continuous adjustments of merchandises, better fitness to the market, improved store employee incentive plan, and contribution from the new store sales.

Revenue from the online pharmacy business increased by $3.44 million, or 33.5%, to $13.70 million for the six months ended September 30, 2021 from $10.26 million for the same period of last year. The increase was primarily caused by an increase in sales to commercial insurance customers via the Company’s official website and an increase in sales of prescription drugs via e-commerce platforms such as Tmall. The sales via the Company’s official website were primarily made by certain pharmacy benefit management providers and insurance companies. For example, the Company has signed a service contract with Yingda Taihe Life Insurance Co. Ltd. (“Yingda”), a national insurance company. Certain companies bought private health insurances from Yingda for their employees. By linking the Company’s online pharmacy platform with Yingda and training Yingda’s employees, they are able to buy health products on the Company’s online stores. The sales from these customers contributed significantly to the Company’s official website sales. The Company’s official website sales increased by 85.5% as compared to the same period of last year. Prescription drugs used to be prohibited from online sales due to safety concern. After the nation has lifted the ban order, online prescription drug sales become popular. As a result, the sale of prescription drugs was $4.93 million for the six months ended September 30, 2021. For the same period of last year, it was $3.63 million.

Revenue from the wholesale business increased by $9.47 million, or 63.6%, to $24.37 million for the six months ended September 30, 2021, from $14.90 million for the same period of last year. In order to obtain rebates from its major suppliers, the Company is required to make more purchase from the suppliers. To quickly resell these products, the Company chose to lower its sales price to local vendors, which in turn helped increase the sales significantly.

Gross profit and gross margin

Total cost of goods sold increased by $16.19 million, or 34.5%, to $63.09 million for the six months ended September 30, 2021, from $46.90 million for the same period of last year. Gross profit increased by $0.41 million, or 2.7%, to $15.40 million for six months ended September 30, 2021 from $14.99 million for the same period of last year. Overall gross margin decreased by 4.6 percentage points to 19.6% for the six months ended September 30, 2021, from 24.2% for the same period of last year.

Gross margins for retail drugstores, online pharmacy and wholesale were 28.5%, 10.3%, and 10.1%, respectively, for the six months ended September 30, 2021, compared to gross margins for retail drugstores, online pharmacy and wholesale of 32.7%, 12.5%, and 11.4%, respectively, for the same period of last year.

Loss from operations

Selling and marketing expenses increased by $0.54 million, or 4.3%, to $13.29 million for the six months ended September 30, 2021 from $12.75 million for the same period of last year. The increase in selling and marketing expenses was primarily due to increase in fees charged by various platforms as a result of sales increase in the Company’s online pharmacy.

General and administrative expenses decreased by $1.58 million, or 37.9%, to $2.60 million for the six months ended September 30, 2021 from $4.18 million for the same period of last year. The decrease in general and administrative expenses was primarily due to the decrease in labor cost. In response to the government insurance budget control, the Company cut off certain administration staff and combined several administrative duties. Additionally, in the six months ended September 30, 2021, the Company provided bonus to certain key staff. Such expenses, as a percentage of revenue, decreased to 3.3% from 6.8% for the same period of last year.

Loss from operations was $0.49 million for the six months ended September 30, 2021, compared to $1.94 million for the same period of last year. Operating margin was (0.6) % and (3.1)% for the six months ended September 30, 2021 and 2020, respectively.

Net loss

Net loss was $0.27 million, or $0.01 per basic and diluted share for the six months ended September 30, 2021, compared to net loss of $1.92 million, or $0.05 per basic and diluted share for the same period of last year.

Financial Condition

As of September 30, 2021, the Company has cash of $24.61 million, compared to $22.05 million as of March 31, 2021. Net cash provided by operating activities is $0.50 million for the six months ended September 30, 2021, compared to net cash used in operating activities of $0.35 million for the same period of last year. Net cash used in investing activities is $0.19 million for the six months ended September 30, 2021, compared to $1.76 million for the same period of last year. Net cash provided by financing activities is $3.43 million for the six months ended September 30, 2021, compared to $4.55 million for the same period of last year.

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Company Contact:

Frank Zhao
Chief Financial Officer
+86-571-88077108
frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-917-609-0333
tina.xiao@ascent-ir.com

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	March 31,
	2021	2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$24,611,175	$22,045,628
Restricted cash	14,576,183	12,627,016
Financial assets available for sale	92,940	91,472
Notes receivable	97,195	39,392
Trade accounts receivable	14,079,343	13,423,728
Inventories	17,443,466	16,972,965
Other receivables, net	5,768,743	5,051,960
Advances to suppliers	2,919,052	421,963
Other current assets	1,610,682	1,560,119
Total current assets	81,198,779	72,234,243

PROPERTY AND EQUIPMENT, net	6,212,655	6,549,035

OTHER ASSETS
Long-term investment	3,981,986	3,981,986
Farmland assets	857,176	835,427
Long term deposits	1,681,417	1,546,764
Other noncurrent assets	834,298	856,391
Operating lease right-of-use assets	18,580,840	16,778,729
Intangible assets, net	3,538,707	3,528,056
Total other assets	29,474,424	27,527,353

Total assets	$116,885,858	$106,310,631

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loan	-	762,270
Accounts payable, trade	32,828,259	29,895,830
Notes payable	31,299,086	25,663,633
Other payables	3,842,964	2,940,000
Other payables - related parties	1,133,803	445,305
Customer deposits	1,642,586	1,146,247
Taxes payable	519,531	197,733
Accrued liabilities	396,787	501,111
Long-term loan payable-current portion	2,643,513	2,557,634
Current portion of operating lease liabilities	1,562,318	788,171
Total current liabilities	75,868,847	64,897,934

Long-term loan payable	590,640	1,892,269
Long-term operating lease liabilities	16,063,306	15,118,083
Total liabilities	92,522,793	81,908,286

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock; $0.001 par value; 250,000,000 shares authorized; 41,751,790 and 41,751,790 shares issued and outstanding as of September 30, 2021 and March 31, 2021	41,752	41,752
Preferred stock; $0.001 par value; 10,000,000 shares authorized; nil issued and outstanding as of September 30 and March 31, 2021	-	-
Additional paid-in capital	66,516,033	66,516,033
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(45,205,117)	(44,942,374)
Accumulated other comprehensive income	3,046,753	2,818,185
Total stockholders’ equity	25,708,530	25,742,705
Noncontrolling interests	(1,345,465)	(1,340,360)
Total equity	24,363,065	24,402,345
Total liabilities and stockholders’ equity	$116,885,858	$106,310,631

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended September 30,
	2021	2020
REVENUES, NET	$78,484,478	$61,896,857

COST OF GOODS SOLD	63,085,681	46,903,886

GROSS PROFIT	15,398,797	14,992,971

SELLING EXPENSES	13,292,931	12,747,919
GENERAL AND ADMINISTRATIVE EXPENSES	2,598,175	4,181,725
TOTAL OPERATING EXPENSES	15,891,106	16,929,644

LOSS FROM OPERATIONS	(492,309)	(1,936,673)

OTHER INCOME (EXPENSE):
INTEREST INCOME	110,291	351,255
INTEREST EXPENSE	(156,786)	(245,079)
OTHER	274,883	(74,475)
CHANGE IN FAIR VALUE OF PURCHASE OPTION AND WARRANTS LIABILITY	-	27,784

LOSS BEFORE INCOME TAXES	(263,921)	(1,877,188)

PROVISION FOR INCOME TAXES	3,927	38,595

NET LOSS	(267,848)	(1,915,783)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(5,105)	(190,555)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(262,743)	(1,725,228)

OTHER COMPREHENSIVE GAIN
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	228,568	1,125,030

COMPREHENSIVE LOSS	(39,280)	(790,753)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	41,751,790	36,232,144
Diluted	41,751,790	36,232,144

LOSS PER SHARES:
Basic	$(0.01)	$(0.05)
Diluted	$(0.01)	$(0.05)

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(267,848)	$(1,915,783)
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt direct write-off and provision	(159,978)	(286,076)
Depreciation and amortization	672,825	1,258,156
Change in fair value of purchase option derivative liability	-	(27,784)
Accounts receivable, trade	(442,229)	41,724
Notes receivable	(57,097)	(13,675)
Inventories and biological assets	(197,928)	(448,573)
Other receivables	(695,832)	279,650
Advances to suppliers	(2,487,104)	(531,255)
Other current assets	(94,153)	(853,289)
Long term deposit	(109,694)	(15,106)
Other noncurrent assets	35,787	13,619
Accounts payable, trade	2,449,608	2,362,338
Other payables and accrued liabilities	1,055,417	(845,411)
Customer deposits	477,331	509,549
Taxes payable	318,214	123,082

Net cash used in operating activities	497,319	(348,834)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(73,471)	(33,968)
Purchases of intangible assets	(6,962)	(55,038)
Investment in a joint venture	-	(1,422,193)
Additions to leasehold improvements	(105,638)	(246,846)
Net cash used in investing activities	(186,071)	(1,758,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loan	-	714,160
Repayment from short-term bank loan	(773,500)	-
Repayment of third parties loan	(1,285,484)	(1,175,725)
Proceeds from notes payable	31,258,674	22,668,388
Repayment of notes payable	(26,041,718)	(26,949,176)
Decrease in Employee Deposits	-	(57,133)
Exercise of warrants	-	77,500
Proceeds from equity financing	-	9,205,173
Repayment of other payables-related parties	269,994	68,994
Net cash provided by financing activities	3,427,966	4,552,181

EFFECT OF EXCHANGE RATE ON CASH	775,500	1,941,058

DECREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	4,514,714	4,386,360

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	34,672,644	30,982,606

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$39,187,358	$35,368,966

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	156,786	247,371
Cash paid for income taxes	$3,927	$3,457